                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                        *

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-3215

                                   ----------

                                JOHNSON & JOHNSON
                             RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

     Report of Independent Registered Public Accounting Firm

     Financial Statements:

          Statements of Net Assets Available for Benefits

          Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

     Supplemental Schedule*:

          Schedule H, line 4i - Schedule of Assets (Held at End of Year)

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

Exhibits:

23. Consent of PricewaterhouseCoopers LLP, dated June 26, 2006

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        JOHNSON & JOHNSON RETIREMENT SAVINGS
                                        PLAN


                                        By: /s/ R. J. Darretta
                                            ------------------------------------
                                            R. J. Darretta
                                            Chairman, Pension Committee

June 26, 2006

                    JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

                                   ----------

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2005 AND 2004

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 20034

                                                                         PAGE(S)
                                                                         -------
Report of Independent Registered Public Accounting Firm                      1
Financial Statements:
   Statements of Net Assets Available for Benefits                           2
   Statement of Changes in Net Assets Available for Benefits                 3
   Notes to Financial Statements                                          4 - 10
Supplemental Schedule*:
   Schedule H, line 4i - Schedule of Assets (Held at
      End of Year)                                                          11

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the
Johnson & Johnson Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2006

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                                       2005           2004
                                                   ------------   ------------
ASSETS
Interest in Johnson & Johnson Pension
   and Savings Plans Master Trust, at fair value   $138,882,917   $135,917,302
                                                   ------------   ------------
      Total investments                             138,882,917    135,917,302
   Receivables
      Employee contributions                            365,587        320,808
      Employer contributions                            129,059        117,904
                                                   ------------   ------------
         Total receivables                              494,646        438,712
                                                   ------------   ------------
         Total assets                               139,377,563    136,356,014
                                                   ============   ============

LIABILITIES
   Accrued expenses                                      39,922         51,711
                                                   ------------   ------------
      Total liabilitites                                 39,922         51,711
                                                   ============   ============
         Net assets available for benefits         $139,337,641   $136,304,303
                                                   ============   ============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income (loss)
      Plan's interest in the Johnson & Johnson Pension and
         Savings Plans Master Trust net depreciation         $ (2,314,607)

   Contributions
      Employee contributions                                   13,819,107
      Employer contributions                                    5,066,172
                                                             ------------
         Total additions                                       16,570,672
                                                             ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                               13,192,541
   Administrative expenses                                        344,793
                                                             ------------
         Total deductions                                      13,537,334
                                                             ------------
            Net increase                                        3,033,338

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                          136,304,303
                                                             ------------
   End of year                                               $139,337,641
                                                             ============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     GENERAL

     The Johnson & Johnson Retirement Savings Plan (the "Plan") is a defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson ("J&J" or the "Company") located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. Beginning January 1, 2003, assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is allocated to the Plan based upon the total of each participant's share in the Trust.

     As of January 1, 2003, State Street Bank and Trust Company ("State Street") serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust, maintained by Banco Popular de Puerto Rico. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson. Prior to January 1, 2003, the assets of the Plan were maintained and transactions therein were executed by Banco Popular de Puerto Rico.

     This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

     CONTRIBUTIONS

     In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately, as there is no service requirement for employee contributions.

     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of 3% up to a maximum of 10% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary. Annual pre-tax contributions may not individually exceed $8,000 in 2005 under Puerto Rico law. All employee contributions are invested in any of the investment funds offered by the Plan at the direction of the participating employees.

     After one year of service, the Company contributes to the Plan an amount equal to 75% of the participant's pre-tax contributions up to 6% of their base salary into the Johnson & Johnson Stock Fund. Beginning in 2003, all participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

     INVESTMENT

     Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions, if elected. Rollover contributions are invested at the election of the participant.

     All other dividend and interest income is reinvested by the Trustee.

     VESTING

     A participant's account in the Plan, including participant contributions, company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     PAYMENT OF BENEFITS

     Benefits are paid to participants upon termination of employment or retirement. Participants can elect to defer payment if account balances are greater than $5,000. Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis. Installment payments are made over a period of years selected by the participant.

     A participant's account may be distributed to their beneficiaries in lump sum or in installments upon the participant's death.

     Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions and investment earnings thereon, including realized and unrealized gains and losses which have been allocated to the participant's account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

     ADMINISTRATIVE EXPENSES

     All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

     TERMINATION

     Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors based on the frequency of their valuations. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 4).

     As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by State Street, based on the current market value of the underlying assets of the funds. Each fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     NET APPRECIATION (DEPRECIATION)

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan's interest in the Trust and includes net appreciation (depreciation) in the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     DERIVATIVES

     The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust can enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Plan Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust has forward exchange contracts outstanding at December 31, 2005 and 2004 in various currencies. At December 31, 2005 and 2004, the notional amount outstanding for these contracts in the Trust was $15,175,043 and $11,869,143, respectively, and the net currency (loss)/gain recognized during 2005 and 2004 by the Trust was ($155,355) and ($808,790), respectively. The Trust holds no other material derivative financial instruments at December 31, 2005 and 2004.

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan provides for various investment options in funds which can invest in equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.   INVESTMENTS IN PLAN TRUST

     Effective January 1, 2003, the assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 1.16% and 1.27%, respectively of the Trust's net assets as of December 31, 2005 and 2004.

     Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective funds.

     The following table represents the total value of investments in the Trust:

                                                        AS OF DECEMBER 31,
                                                ---------------------------------
                                                      2005              2004
                                                ---------------   ---------------
Investments at fair value
   Short term investment funds                  $   525,961,309   $   551,013,386
   U.S. Government and Agency securities          1,203,887,637       856,971,117
   Corporate debt                                   384,540,272       313,196,278
   Preferred stocks                                  12,642,943        11,061,328
   Common stocks                                  7,248,778,441     6,822,053,563
   Equities and other                             1,718,940,364     1,348,404,513
Investments at contract value
   Deposits in group annuity contracts
      and synthetic GICs                          1,037,128,055       973,552,848
                                                ---------------   ---------------
      Total Trust investments                    12,131,879,021    10,876,253,033
   Receivables                                       91,846,840        75,006,869
   Liabilities                                     (273,456,135)     (211,812,708)
                                                ---------------   ---------------
      Net assets held in Trust, at fair value   $11,950,269,726   $10,739,447,194
                                                ===============   ===============

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     The net investment income of the Johnson & Johnson Pension and Savings plans Master Trust was composed of the following:

                                                   FOR THE
                                                 YEAR ENDED
                                                DECEMBER 31,
                                                    2005
                                                ------------
Net appreciation in fair value of investments
   Short term investment funds                  $    311,514
   U.S. Government and Agency securities          (8,112,371)
   Corporate debt                                (15,656,090)
   Preferred stocks                                2,051,876
   Common stocks                                 191,591,423
   Equities and other                             95,164,399
                                                ------------
                                                 265,350,751
                                                ------------
Interest                                         129,122,943
Dividends                                        172,796,316
                                                ------------
      Net investment gain                       $567,270,010
                                                ============

4.   GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

     The Trust holds investments in guaranteed and synthetic investment contracts. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

     The average yield of these contracts was approximately 4.21% and 4.12% for 2005 and 2004, respectively. The crediting interest rate was approximately 4.37% and 4.22% for 2005 and 2004, respectively. The crediting interest rate of the contracts is the annual return of the contracts before plan expenses, while the average yield includes plan expenses. The crediting interest rate for the investment contracts is either agreed upon in advance with the issuer or varies based on an agreed upon formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts for the Plan at December 31, 2005 and 2004 was $6,794,992 and $4,940,892, respectively.

     On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006 and does not believe the adoption will have a material affect on the plans financial statements.

5.   TAX STATUS

     The Associated Free State of Puerto Rico, Property Department, has determined and informed the Company by a letter dated March 1, 1990, that the Plan constitutes as a qualified plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 as amended (the "ITA"), and the Plan and the related trust accounts are exempt from Puerto Rico income taxes under
     Section 165(a) and 165(e) of the ITA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico tax code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the total market value of investments in the institutional commingled funds managed by State Street was $6,021,973.

     The Plan also invests in shares of the Company, which is managed by State Street Global Advisors. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the market value of investments in the Johnson & Johnson Common Stock Fund was $109,013,145.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                      ---------------------------
                                                          2005           2004
                                                      ------------   ------------
Net assets available for benefits
   per the financial statements                       $139,337,641   $136,304,303
Amounts allocated to withdrawing participants              (31,240)        (8,274)
                                                      ------------   ------------
Net assets available for benefits per the Form 5500   $139,306,401   $136,296,029
                                                      ============   ============

                                                             FOR THE YEAR ENDED
                                                              DECEMBER 31, 2005
                                                             ------------------
Benefits paid to participants per the financial statements      $(13,192,541)
Add: Amounts allocated to withdrawing participants at
   December 31, 2005                                                  31,240
Less: Amounts allocated to withdrawing participants
   at December 31, 2004                                               (8,274)
                                                                ------------
Benefits paid to participants per the Form 5500                 $(13,169,575)
                                                                ------------

Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                              DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER, LESSOR,        RATE OF INTEREST, COLLATERAL,                 CURRENT
          OR SIMILAR PARTY                      PAR OR MATURITY VALUE            COST      VALUE
------------------------------------   ---------------------------------------   ----   -----------
Plan's interest in the Trust            Plan's interest in the Johnson & Johnson          $138,882,917
                                        Pension and Savings Plans Master Trust